UNITED STATES
                 SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C. 20549



                            SCHEDULE 13D

              Under the Securities Exchange Act of 1934
                          (Amendment No. 3)


                         Premier Parks, Inc.
______________________________________________________________
                          (Name of Issuer)


              Common Stock, par value of $.01 per share
______________________________________________________________
                   (Title of Class of Securities)


                             886506 10 4
______________________________________________________________
                           (CUSIP Number)

                           David A. Jones
                           Humana Building
                             Sixth Floor
                        Fifth and Main Street
                     Louisville, Kentucky 40202
                            (502) 580-3650
______________________________________________________________
(Name, Address and Telephone Number of Person Authorized to
 Receive Notices and Communications)


                           August 15, 1995
______________________________________________________________
     (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with this statement /  /.
CUSIP No. 886506104                                                  13D
                                                               Page 2 of 7 Pages
**************************************************
*  1      NAME OF REPORTING PERSON
*          S.S. OR I.R.S. IDENTIFICATION NO. OF
*          ABOVE PERSON
*
*                    David A. Jones
*                    ###-##-####
*_____________________________________________________________
*  2      CHECK THE APPROPRIATE BOX IF A MEMBER
*          OF A GROUP
*
*                    N/A        (a)  /     /
*                                  (b)  /     /
*_____________________________________________________________
*  3      SEC USE ONLY
*
*
*_____________________________________________________________
*  4      SOURCE OF FUNDS
*
*                   BK
*_____________________________________________________________
*  5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
*           IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)    /   /
*
*_____________________________________________________________
*  6      CITIZENSHIP OR PLACE OF ORGANIZATION
*
*                   UNITED STATES
*_____________________________________________________________
************  7    SOLE VOTING POWER
*   Number     *
*       of         *                   2,386,236
*                     _______________________________________________
*   Shares       *  8    SHARED VOTING POWER
*Beneficially    *
*   Owned      *                   0
*      By          *_______________________________________________
*    Each         *  9    SOLE DISPOSITIVE POWER
*  Reporting    *
*   Person       *
*    With         *                  2,386,236
*                     _______________________________________________
*                    * 10  SHARED DISPOSITIVE POWER
*                    *
*                    *                   0
______________________________________________________________

CUSIP No. 886506104                                                  13D
                                                               Page 3 of 7 Pages
______________________________________________________________
*  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY
*         EACH REPORTING PERSON
*
*                     2,386,236
*_____________________________________________________________
*  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW
*         (11) EXCLUDES CERTAIN
*
*                               N/A                 /     /
*_____________________________________________________________
*  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN
*         ROW (11)
*                               9.6%
*
*_____________________________________________________________
*  14   TYPE OF REPORTING PERSON
*
*                               IN
*_____________________________________________________________


                         AMENDMENT NO. 3

       THIS AMENDMENT NO. 3 hereby amends in its entirety the
Schedule 13D, dated October 30, 1992, which was filed with the Securities and Exchange Commission by the Reporting Person.

       Item 1.   Security and Issuer.

       Class of equity securities:       Common Stock, par value of
                                         $.01 per share

       Name and address of principal     Premier Parks, Inc.
       executive offices:                11501 Northeast Expressway
                                         Oklahoma City, OK  73131


       Item 2. Identity and Background. The Reporting Person is a natural person, and the required information is as follows:

       a.   The name of the Reporting Person is David A. Jones.

       b. The business address of the Reporting Person is Humana Building, Sixth Floor, 500 West Main Street, Louisville,
Kentucky 40202.


CUSIP No. 886506104                                                  13D
                                                               Page 4 of 7 Pages


       c. The principal occupation of the Reporting Person is Chairman of the Board and Chief Executive Officer of Humana Inc.
The address of Humana Inc. is Humana Building, Sixth Floor,
500 West Main Street, Louisville, Kentucky 40202 and its principal business is managed health care plans.

       d. During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

       e. During the last five years, the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

       f.   The Reporting Person is a United States citizen.

       Item 3. Source and Amount of Funds or Other Consider-ation. This Amendment was triggered by the Reporting Person purchasing 10,000 shares of the Series A 7% Cumulative Convertible Preferred Stock (the "Preferred Stock") of the issuer on August 15, 1995. The Preferred Stock is immediately convertible into the Common Stock, par value of $.01 per share, at a current conversion rate of $1.65 per share or approximately 60.6 shares of Common Stock for each share of Preferred Stock. The Reporting Person utilized funds borrowed from National City Bank, Kentucky to pay the purchase price for the Preferred Stock.

       In addition, the Reporting Person converted $400,000 of senior subordinated convertible notes of the issuer on August 15, 1995 in exchange for 335,732 shares of Common Stock.

       Item 4. Purpose of Transaction. The Reporting Person is acquiring the securities of the issuer for investment. The Reporting Person has no present plans or proposals which relate to or would result in (a) the acquisition by any person of additional securities of the issuer, or the disposition of the securities of the issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of

CUSIP No. 886506104                                                  13D
                                                               Page 5 of 7 Pages


directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the issuer; (f) any other material change in the issuer's business or corporate structure; (g) any change in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;
(h) causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) an action similar to any of those enumerated above. The Reporting Person reserves the right to formulate plans or proposals, to take such action, with respect to any or all of the foregoing matters and any other matters as such Reporting Person may determine.

       Item 5.   Interest in Securities of the Issuer.

       a. The Reporting Person beneficially owns 2,386,236 shares of the Common Stock, par value of $.01 per share, of the issuer, which consists of 1,780,176 shares issued and outstanding and 606,060 shares not outstanding (based on the current conversion price) which are issuable upon conversion of the Preferred Stock beneficially owned by the Reporting Person. Based on the current conversion price, upon conversion of the Preferred Stock, the Reporting Person will beneficially own 9.6% of the issued and outstanding shares of the Common Stock, par value of $.01 per share, of the issuer.

       b. The Reporting Person has sole voting and dispositive power with respect to such shares.

       c. The Reporting Person has effected no transactions in the Common Stock, par value of $.01 per share, of the issuer during the past sixty days except as otherwise disclosed herein.

       d. To the knowledge of the Reporting Person, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

       e.   Not applicable.

       Item 6.   Contracts, Arrangements, Understandings or
Relationships with Respect to Securities of the Issuer.  The
Reporting Person is not a party to any contract, arrangement,
CUSIP No. 886506104                                                  13D
                                                               Page 6 of 7 Pages


understanding or relationship (legal or otherwise) with respect to any securities of the issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

       Item 7.   Materials to be Filed as Exhibits.

       Exhibit No. 99 -    Promissory Note to National
                           City Bank, Kentucky

CUSIP No. 886506104                                                  13D
                                                               Page 7 of 7 Pages



                                 SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


August 25, 1995                   /s/  David A. Jones
                                        DAVID A. JONES